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Exhibit 6(ii)
Las Vegas, Nevada


                            MONTHLY RENTAL AGREEMENT

     THIS AGREEMENT, entered into this 1st day of April, 2000, by and between Richard A. Dolan, hereinafter Lessor, and QRS Music Technologies, Inc. hereinafter Lessee.

     WITNESSETH: That for and in consideration of the payment of the rents and the performance of the covenants contained on the part of Lessee, said Lessor does hereby demise and let unto Lessee, and Lessee hires from Lessor those premises described as: building located at 6410 Sunset Corporate Drive, Las Vegas, NV 89120, for a tenancy from month to month commencing on the 1st day of April, 2000, and at a monthly rental of Six thousand two hundred fifty Dollars ($6,250.00) per month, payable monthly in advance on the 1st day of each and every month, on the following TERMS AND CONDITIONS:

     1. Ordinances and Statutes. Lessee shall comply with all statutes, ordinances and requirements of all municipal, state and federal authorities now in force, or which may hereafter be in force, pertaining to the use of the premises.

     2. Repairs or Alterations. Lessee shall be responsible for damages caused by his negligence and that of his family or invitees and guests. Lessee shall not paint, paper or otherwise redecorate or make alterations to the premises without the prior written consent of Lessor. All alterations, additions, or improvements made to the premises with the consent of Lessor shall become the property of Lessor and shall remain upon and be surrendered with the premises.

     3. Upkeep of Premises. Lessee shall keep and maintain the premises in a clean and sanitary condition at all times, and upon the termination of the tenancy shall surrender the premises to Lessor in as good condition as when received, ordinary wear and damage by the elements excepted.

     4. Assignment and Subletting. Lessee shall not assign this Agreement or sublet any portion of the premises without prior written consent of Lessor.

     5. Utilities. Lessee shall be responsible for the payment of all utilities and services except common fees, which shall be paid by Lessor.

     6. Default. If Lessee shall fail to pay rent when due, or perform any term hereof, after not less than three (3) days written notice of such default given in the manner required by law, Lessor, at his option, may terminate all rights of Lessee hereunder, unless Lessee, within said time, shall cure such default. If Lessee abandons or vacates the property, while in default of the payment of rent, Lessor may consider any property left on the premises to be abandoned and may dispose of the same in any manner allowed by law.

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     7.   Security. The security deposit in the amount of $0.00, shall secure the performance of Lessee's obligations hereunder. Lessor may, but shall not be obligated to, apply all or portions of said deposit on account of Lessee's obligations hereunder. Any balance remaining upon termination shall be returned to Lessee. Lessee shall not have the right to apply the security deposit in payment of the last month's rent.

     8. Right of Entry. Lessor reserves the right to enter the demised premises at all reasonable hours for the purpose of inspection, and whenever necessary to make repairs and alterations to the demised premises. Lessee hereby grants permission to Lessor to show the demised premises to prospective purchasers, mortgagees, tenants, workmen, or contractors at reasonable hours of the day.

     9. Deposit Refunds. The balance of all deposits shall be refunded within two (2) weeks (21 days in California) from date possession is delivered to Lessor, together with a statement showing any charges made against such deposits by Lessor.

     10. Termination. This Agreement and the tenancy hereby granted may be terminated at any time by either party hereto by giving to the other party not less than one full month's prior notice in writing.

     11. Attorney's Fees. The prevailing party in an action brought for the recovery of rent or other moneys due or to become due under this lease or by reason of a breach of any covenant herein contained or for the recovery of the possession of said premises, or to compel the performance of anything agreed to be done herein, or to recover for damages to said property, or to enjoin any act contrary to the provisions hereof, shall be awarded all of the costs in connection therewith, including, but not by way of limitation, reasonable attorney's fees.

     12. Radon Gas Disclosure. As required by law, landlord makes the following disclosure: "Radon Gas" is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Nevada. Additional information regarding radon and radon testing may be obtained from your county public health unit.

     13. Lead Paint Hazards. "Every purchaser of any interest in residential real property on which a residential dwelling was build prior to 1978 is notified that such property may present exposure to lead from lead-based paint that may place young children at risk of developing lead poisoning. Lead poisoning in young children may produce permanent neurological damage, including learning disabilities, reduced intelligence quotient, behavioral problems and impaired memory. Lead poisoning also poses a particular risk to pregnant women. The seller of any interest

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in residential real estate is required to provide the buyer with any information on lead-based paint hazards from risk assessments or inspection in the seller's possession and notify the buyer of any known lead-based paint hazards. A risk assessment or inspection for possible lead-based paint hazards is recommended prior to purchase."


Signed:


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Lessee (QRS Music Technologies, Inc.)



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Lessor (Richard A. Dolan)


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